CHS INC.

5500 Cenex Drive

Inver Grove Heights, Minnesota 55077

(651) 355-6000

September 16, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:                             CHS Inc.

Registration Statement on Form S-1

(File No. 333-190019)

Ladies and Gentlemen:

Pursuant to the conversation between Ms. Loan Lauren P. Nguyen and a representative of Dorsey & Whitney LLP earlier this afternoon, CHS Inc. (the “Company”) hereby agrees that, if the effective time of the above-referenced registration statement is accelerated to 10:00 a.m. Eastern Daylight Time on September 17, 2013, the Company will not sell more than 9,999,250 shares of its Class B Cumulative Redeemable Preferred Stock, Series 1, under the above-referenced registration statement.

[Signature page follows.]

Very truly yours,

CHS INC.

By:	/s/ Timothy Skidmore
Name:	Timothy Skidmore
Title:	Executive Vice President and Chief Financial Officer